Via EDGAR

Loton, Corp

269 South Beverly Drive, Suite #1450
Beverly Hills, California 90212

June 14, 2017

Justin Dobbie, Legal Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: Loton, Corp

Registration Statement on Form S-1

Filed May 11, 2017

File No. 333-217893

Dear Mr. Dobbie:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), dated May 23, 2017, to Robert Ellin, President of Loton, Corp (the “Company”), regarding the Registration Statement on Form S-1, File No. 333-217893 (the “Registration Statement”), filed by the Company with the SEC on May 11, 2017.

For convenience, this letter sets forth the Staff’s comments from the Comment Letter in italics directly above the Company’s applicable response. The Company is concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

Use of Proceeds, page 31

1.	We note your disclosure on page 31 that you intend to use the net proceeds to fund capital expenditures and that the net proceeds may be used for future acquisitions of businesses and content. Please revise to disclose a brief outline of any programs of construction or the addition of equipment pursuant to Instruction 2 of Item 504 of Regulation S-K, and, if known, identify any planned acquisitions pursuant to Instruction 6 of Item 504. To the extent that you intend to use the net proceeds from this offering to satisfy obligations incurred in connection with the Wantickets Acquisition, please state and disclose the amount of net proceeds you intend to use. Alternatively, if you have no current specific plan for the proceeds, please state and discuss the principal reasons for the offering pursuant to Item 504.

Response: The Company has revised the Use of Proceeds section of the Amended Registration Statement to provide additional detail regarding its intended use of proceeds of the offering.

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

June 14, 2017

 Unaudited Pro Forma Condensed Combined Balance Sheet As of December 31, 2016, page 37

2.	We note your disclosure on page 5 and elsewhere in the filing that you acquired the operating assets of Wantickets in May 2017; however, we note you backed out all of the assets and liabilities of Wantickets as pro forma adjustments in the pro forma balance sheet as of December 31, 2016. Please explain.

Response: Please be advised that the operating assets acquired in the Wantickets transaction consisted mostly of fixed assets. All of the other assets and all the liabilities on the historical balance sheet of Wantickets were eliminated in the unaudited pro forma condensed combined balance sheet because they were specifically excluded in the asset purchase agreement with Wantickets. The Company has not yet performed an allocation of the purchase price to specific acquired tangible and intangible assets of Wantickets, resulting in a preliminary allocation of $3,222,000 to goodwill in the unaudited pro forma condensed combined balance sheet. Such goodwill will be allocated to the specific unrecorded assets acquired when a valuation is complete. The footnotes on page 38 of the Amended Registration Statement have been revised to include additional disclosure clarifying these matters.

Unaudited Pro Forma Condensed Combined Statement of Operations For the Nine months Ended December 31, 2016, page 38

3.	Please explain to us why there have been no pro forma adjustments to any line item of your unaudited pro forma condensed combined statement of operations for the nine month ended December 31, 2016.

Response: Please be advised that there are no changes to the combined businesses going forward that require adjustment, and therefore there were no material pro forma adjustments required to any line item of the unaudited pro forma condensed combined statement of operations for the nine months ended December 31, 2016.  The pro forma statement of operations was updated for the fiscal year ended March 31, 2017 and continues to show no pro forma adjustments.

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP at asussman@loeb.com or (310) 282-2375 if you have any questions or require additional information.

Sincerely,

LOTON, CORP

/s/ Robert Ellin

Name: Robert Ellin

Title: President